Concordia International Corp. Announces Second Cross Currency Swap Agreement
OAKVILLE, ON – November 1, 2016 – Concordia International Corp. (the “Company”) (NASDAQ: CXRX) (TSX: CXR) - together with its subsidiaries (“Concordia”) - an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs, today announced that it has entered into an additional cross currency swap agreement (the “Swap Agreement”) as part of its ongoing currency hedging program.
Concordia believes that this Swap Agreement will further align its British pound-sterling (“GBP”) earnings with its debt obligations and will help manage the impact of fluctuations in the GBP to U.S. Dollar (“USD”) exchange rate.
The pay-fixed-GBP / receive-fixed-USD cross currency swap has a 1notional amount of USD$350 million and effectively converts this amount of Concordia’s USD debt obligations into a GBP obligation in the amount of approximately GBP 287 million. The maturity date of the Swap Agreement is April 1, 2022.
This is the second currency swap agreement that Concordia has entered into in 2016. On August 15, 2016, Concordia entered into a swap agreement with a 1notional amount of USD$382 million, effectively converting this amount of Concordia’s USD debt obligations into a GBP obligation in the amount of approximately GBP 297 million. The maturity date of the swap agreement entered into on August 15, 2016 is April 15, 2023.
Concordia will continue to monitor its currency risks and hedging strategies.

About Concordia

Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs. Concordia has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs segment, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is undergoing testing for potential new indications.
Concordia operates out of facilities in Oakville, Ontario, Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the Swap Agreement (including the ability of the Swap Agreement to align the Company’s GBP earnings with its debt obligations and manage the impact of fluctuations in the GBP to USD exchange rate) and the Company’s monitoring of its currency risk and hedging strategies. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with clinical trials, risks associated with developing new product indications, Concordia's securities, increased indebtedness and leverage, Concordia's growth, risks associated with the use of Concordia's products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with the use of hedging strategies (including, without limitation, risks associated with the Swap Agreement), the failure of the Swap Agreement and/or the Company’s hedging strategies to align the Company’s GBP earnings with its debt obligations and to manage the impact of fluctuations in exchange rates, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.
1 The notional amounts of the cross currency swap represent the amount to which a GBP/USD interest rate is applied in order to calculate the amount of cash that must be exchanged under the applicable swap agreement. Notional amounts do not represent assets or liabilities and therefore are not recorded in the Company’s Consolidated Statement of Financial Position.

For more information, please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com